John T. Bradley
Direct Dial: (714)662-4659
E-mail: jbradley@rutan.com

June 20, 2011

VIA FEDEX AND
EDGAR CORRESPONDENCE

Nicholas P. Panos, Esq.
Senior Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington, D.C.  20549-3628

Re:	Global Diversified Industries, Inc. (“Global”) Schedule 13E-3 filed May 10, 2011 File No. 005-80210 Schedule 14C filed May 10, 2011 File No. 333-83231

Dear Mr. Panos:

This letter responds to the comments of your letter dated June 10, 2011 relating to Global Diversified Industries, Inc. (the “Company”), a copy of which letter is enclosed for your convenience.

The enclosed clean and marked-to-show-changes copies of Amendment No. 1 to the Company’s Schedule 13E-3 (the “Schedule 13E-3”) and Amendment No. 1 to the Company’s Schedule 14C (the “Schedule 14C,” and together with the Schedule 13E-3, the “Schedules”) contain revisions that are directly in response to your comments.  We have reproduced below in bold font each of your comments set forth in your letter of June 10, 2011, together with the Company’s responses in regular font immediately following each reproduced comment.  The Company’s responses in this letter correspond to the numbers you placed adjacent to the comments in your letter of June 10, 2011.  We have indicated below whether the comment has been responded to in the Schedules or the reasons why the Company believes a response is either inapplicable or inappropriate.  The page numbers referenced below correspond to the marked versions of the Schedules enclosed herewith.

Also enclosed with this letter is a letter from the Company and Phillip Hamilton containing the requested “tandy” representations.

Nicholas P. Panos. Esq.
June 20, 2011

Schedule 13E-3

General

1.
We noticed that you currently own 50.3% of the common stock, and that your percentage will increase to 60% following the transaction. Please provide us with a well-reasoned legal analysis as to whether you should be identified as a filing person on the Schedule 13E-3 given your position of control within Global and your level of involvement in effectuating this transaction. Alternatively, please revise the Schedule 13E-3 to add yourself as a filing person and include all required disclosures, including, but not limited to, the disclosure required by Item 8. See Q&A No. 5 in SEC Release No. 34-17719 (April 13, 1981).

Phillip Hamilton has been added as a filing person on the Schedule 13E-3, and additional disclosure in this regard has been added to the Schedule 13E-3 and Schedule 14C.

Schedule 14C

Background of the Reverse/Forward Stock Split, page 8

2.
We noticed that you held a meeting with Shad Stastney, a representative of Vicis Capital, who owns 93.9% of the preferred stock and 4.99% of the common stock prior to deciding to go forward with the instant transaction. We recognize the disclosure indicates no terms or conditions of a going private transaction were introduced into the discussion.  Please provide us with a brief legal analysis as to whether asking Mr. Stastney if Vicis Capital would support a going private transaction “in principal” constitutes a solicitation subject to Section 14(a) and Regulation 14A.

The Company believes that Mr. Hamilton’s action at the meeting did not constitute a solicitation subject to Section 14(a) or Regulation 14A under the Securities Exchange Act of 1934 (“Exchange Act”).  Rule 14a-2 states that Regulation 14A applies to “every solicitation of a proxy with respect to securities registered pursuant to Section 12 of the Act.”  As disclosed in the Schedule 14C, Vicis holds 93.9% of the Company’s issued and outstanding preferred stock and possesses 4.99% of the voting power of the Company’s stockholders.  The Company’s shares of preferred stock are not registered pursuant to Section 12 of the Exchange Act and Vicis did not and does not own a single share of the Company’s common stock.  In addition, although Vicis has a right to convert its shares of preferred stock into shares of common stock upon satisfaction of notice procedures and, in some circumstances, a waiting period, the Company has not received any such notice and is not aware that Vicis has any immediate intention of doing so.  Thus, the communications between Vicis, as the holder of a security not registered pursuant to

Nicholas P. Panos. Esq.
June 20, 2011

Section 12 of the Exchange Act, and the Company regarding a potential going private transaction did not involve the solicitation of a proxy with respect to securities registered pursuant to Section 12 of the Exchange Act.  Accordingly, the Company respectfully advises the Staff that it did not engage in a solicitation subject to Section 14(a) and Regulation 14A under the Exchange Act.

3.
The disclosure indicates that “the Board approved the Distribution Amendment and the Reverse/Forward Stock Split Amendments and authorized management to seek the written consent of Phillip Hamilton, Adam DeBard, and Vicis as stockholders of the Company. Upon obtaining written consent of our stockholders, the Board authorized our management to file the necessary documentation with the Commission.” Please provide us with a legal analysis that explains whether the communications used to obtain the consents constituted solicitations subject to Section 14(a) of the Securities Exchange Act of 1934 and corresponding Regulation 14A that should have been accompanied by a proxy statement.

The Company believes that the communications used to obtain stockholder consents did not constitute a solicitation subject to Section 14(a) or Regulation 14A under the Exchange Act.  Rule 14a-2(a)(2) exempts from the rules of Regulation 14A “any solicitation by a person in respect of securities of which he is the beneficial owner.”  The members of the Company’s board of directors and management that sought the written consent of Phillip Hamilton and Adam DeBard were in fact Phillip Hamilton and Adam DeBard, who are the Company’s Chief Executive Officer and Treasurer/Secretary, respectively.  Therefore, assuming that the acts of Messrs. Hamilton and DeBard involved a solicitation, it was solely in respect of shares of common stock which they beneficially own or, as discussed immediately below, securities not subject to Section 14(a) or Regulation 14A under the Exchange Act.

For the reasons stated in our response above to comment no. 2 in your letter of June 10, 2011, the Company believes that the communications used to obtain the consent of Vicis did not constitute a solicitation subject to Section 14(a) or Regulation 14A under the Exchange Act.

Accordingly, the Company respectfully advises the Staff that it did not engage in a solicitation subject to Section 14(a) and Regulation 14A under the Exchange Act.

Effects of the Reverse/Forward Stock Split, page 9

4.
Disclose, if applicable, the extent to which any affiliated filing person will become the beneficiary of Global’s savings associated with bypassing the regulatory requirements of the federal securities laws and the use by Global of any operating loss carryforwards. Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

Nicholas P. Panos. Esq.
June 20, 2011

Additional disclosure has been added to the “Special Factors—Financial Effect of the Reverse/Forward Stock Split” section on page 11 of the Schedule 14C to discuss the extent to which Phillip Hamilton will become the beneficiary of the Company’s savings associated with bypassing the regulatory requirements of the federal securities laws and the use by the Company of any operating loss carryforwards.  Please note that only a general statement as to operating loss carryforwards has been included inasmuch as quantifying the benefit of the Company’s net operating loss carryforwards is impracticable since any such benefit would be speculative given the Company’s history of net losses.

Fairness of the Reverse/Forward Stock Split, page 11

5.
As the Board appears to be aware, Item 1014(b) of Regulation M-A requires each filing person of the Schedule 13E-3 to discuss in reasonable detail the material factors that form the bases of their assessment of the fairness of the consideration offered to unaffiliated shareholders. See Exchange Act Release No. 17719, (April 13, 1981) Q&A Nos. 20 and 21. While the discussion of material factors references current and historical stock prices, it provides only a cursory reference to liquidation value and net book value. Given that conclusory statements are deemed insufficient under Item 1014(b) of Regulation M-A, please revise or advise. See Instructions 2 and 3 to Item 1014 of Regulation M-A.

Additional disclosure has been added to the “Special Factors–Factors Considered to Determine Fairness” section on page 13 of the Schedule 14C to further discuss in reasonable detail the liquidation value and net book value factors that formed in part the bases of the filing persons’ assessments of the fairness of the consideration offered to unaffiliated stockholders.  Additional disclosure has also been added in a new “Special Factors – Fairness Determination by Phillip Hamilton” section on page 15 of the Schedule 14C in respect of Mr. Hamilton’s conclusion as to the transaction’s fairness in light of his status as a Schedule 13E-3 filing person.

6.
Please revise the fairness determination to specifically address how the Board’s conclusion relating to the transaction’s fairness to unaffiliated security holders was reached in light of the absence of the procedural safeguards identified in Item 1014(c)-(e) of Regulation M-A. See Q&A No. 21 in SEC Release No. 34-17719, (April 13, 1981).

Additional disclosure has been added to the “Special Factors—Fairness of the Reverse/Forward Stock Split” section on pages 11-13 of the Schedule 14C to specifically address how the Board’s conclusion relating to the transaction’s fairness to unaffiliated security holders was reached in light of the absence of the procedural safeguards identified in Item 1014(c)-(e) of Regulation M-A.

Nicholas P. Panos. Esq.
June 20, 2011

Cost of the Reverse/Forward Stock Split, page 20

7.
The list of expenses presented under “Costs of the Reverse/Forward Stock Split” only includes two entries: legal fees and transfer and exchange agent fees. Please advise us, with view toward disclosure, whether this fee table accurately reflects the costs associated with effectuating this transaction given that prior disclosure quantifies the cost at $125,000. See Item 10 of Schedule 13E-3 and corresponding Item 1007(c) of Regulation M-A.

The Company has revised the table under the “Costs of the Reverse/Forward Stock Split” section on page 23 of the Schedule 14C to include the estimated costs related to its proposed purchase of fractional shares.  The disclosure in the table is now consistent with prior disclosure in the Schedule 14C.

Summary Financial Information, page 22

8.
In response to Item 13 of Schedule 13E-3, the disclosure indicates that financial information has been incorporated by reference to satisfy this item requirement. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 Supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. For example, please provide all of the disclosure required by Item 1010(c)(2). The information concerning income per common share has not been presented in accordance with this requirement. In addition, book value per share is required to be presented as of the latest balance sheet date, and the disclosures potentially provided under Item 1-02(bb)(1) of Regulation S-X appear to be incomplete.

The Company has revised its disclosure under the “Summary Financial Information” section on pages 25 and 26 of the Schedule 14C to include the following line items:

•	Loss from continuing operations;

•	Loss per common share from continuing operations, basic and diluted; and

•	Convertible redeemable preferred stock

Nicholas P. Panos. Esq.
June 20, 2011

The balance sheet data under the “Summary Financial Information” section on page 26 of the Schedule 14C previously aggregated convertible redeemable preferred stock in non-current liabilities.  The balance sheet data now includes convertible redeemable preferred stock as a separate line item.  Please also note that the book value per share as of January 31, 2011 was incorrect, and has now been corrected.  Finally, balance sheet data for the fiscal years ended April 30, 2010 and 2009 has been included.

Agreements Involving Our Securities, page 23

9.
Quantify, to the extent practicable, the total value of the option(s) granted to you during the quarter ended January 31, 2009, and advise us as to why such disclosure does not appear to have been provided in the Schedule 14C. Refer to Item 5 of Schedule 13E-3 and corresponding Item 1005(a)(2) of Regulation M-A.

Additional disclosure has been added to the “Other Considerations Regarding the Reverse/Forward Stock Split—Agreements Involving Our Securities” section on page 27 of the Schedule 14C to include disclosure of the option granted to Phillip Hamilton during the quarter ended January 31, 2009, and state that the Company believes that the value of the option is zero, which is consistent with the Company’s internal accounting for the option, including in its audited financial statements for the fiscal year ended April 30, 2009.  Although the Company included disclosure of the option in its Schedule 13E-3, the Company inadvertently omitted disclosure of the option in its Schedule 14C.  The Company also inadvertently omitted disclosure as to the value of the option.

Security Ownership of Certain Beneficial Owners and Management, page 28

10.
Advise us, with a view toward revised disclosure, as to what consideration has been given to providing unaffiliated security holders with information concerning the compliance by you and Global’s executive officers with the reporting provisions under Section 16 of the Securities and Exchange Act of 1934. In addition, please advise us, with a view toward revised disclosure, about your compliance history with the reporting provisions under Section 13 of the Securities and Exchange Act of 1934 with respect to your holdings in Global.

The Company had not previously considered providing unaffiliated security holders with information concerning the compliance by Phillip Hamilton and the Company’s other executive officer with the reporting provisions under Section 16 of the Exchange Act with respect to their holdings of Company securities.  Phillip Hamilton has not made any filings under Section 13 of the Exchange Act with respect to his holdings of Company securities.  Additional disclosure has been added to the “Other Considerations Regarding the Reverse/Forward Stock Split—Security Ownership of Certain Beneficial Owners and Management” section on page 32 of the Schedule 14C to include disclosure in this regard.

Nicholas P. Panos. Esq.
June 20, 2011

We trust that the foregoing is responsive to your comments in your letter of comments dated June 10, 2011.  If you have any questions, please call me at (714) 662-4659 or my associate Ryan Chavez, Esq. at (714) 641-3481.

Very truly yours,

RUTAN & TUCKER, LLP

/s/ JOHN T. BRADLEY

John T. Bradley

JTB:ksb
Enclosures
cc:   Phillip Hamilton (w/encl.)

GLOBAL DIVERSIFIED INDUSTRIES, INC.
1200 Airport Drive
Chowchilla, California 93610

June 20, 2011

VIA FEDEX AND
EDGAR CORRESPONDENCE

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Global Diversified Industries, Inc.

Ladies and Gentlemen:

Reference is hereby made to your letter dated June 10, 2011 relating to Global Diversified Industries, Inc. (the “Company”) and Phillip Hamilton (together with the Company, the “Filing Persons”).  Each of the Filing Persons hereby acknowledges that:

•	each Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•
the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

GLOBAL DIVERSIFIED INDUSTRIES, INC.

By: /s/ PHILLIP HAMILTON
Phillip Hamilton, Chief Executive Officer

/s/ PHILLIP HAMILTON
Phillip Hamilton